UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Approval of HB4® Drought and Herbicide Tolerant Soybeans in Paraguay

-- Novel trait stack expected to help growers facing climate and production challenges --

-- HB4 trait now has regulatory approval in top four global suppliers of soybean, accounting for more than 80 percent of total production --

ROSARIO, Argentina & DAVIS, Calif.--(BUSINESS WIRE)--November 12, 2019--Verdeca, a joint venture between Bioceres Crop Solutions Corp. (NYSE American: BIOX) and Arcadia Biosciences, Inc. (Nasdaq: RKDA), announced today it has successfully completed the regulatory review process and received approval for its HB4® drought and herbicide tolerant soybeans from the Paraguayan Minister of Agriculture, through the National Commission for Agricultural and Forestry Biosafety.

The HB4 stack is Verdeca’s newest product release from its pipeline of traits developed to benefit soybean producers through quality improvement, stress mitigation and management practices.

“HB4 is a novel soybean trait that enhances the traditional herbicide tolerance package to provide yield stability across diverse environments,” said Martin Mariani Ventura, general manager of Verdeca. “Approval of this technology in Paraguay is another significant step for the successful commercialization of HB4 technology in the South American soybean market.”

With this approval, the HB4 trait now has regulatory approval in more than 80 percent of the global soybean market. The HB4 trait has already been approved in the U.S., Argentina and Brazil, with regulatory submissions currently under consideration by China, among other relevant production and consumption territories. Import approval from China is needed for commercial launch in Argentina, and is now expected in late 2020.

More than 3.5 million of the world’s soybean hectares are grown in Paraguay.

“This approval in Paraguay is an important step, which not only adds over three million hectares from a market opportunity viewpoint, but also helps us leverage breeding efforts for southern Brazil, where growing conditions are generally similar,” said Federico Trucco, CEO of Bioceres Crop Solutions.

“Trials in Argentina and Brazil have shown a positive impact of the HB4 trait stack on soybean yields,” said Matt Plavan, president and CEO of Arcadia Biosciences. “We’re seeing remarkable excitement in the market from potential seed distribution partners and farmers wanting to grow our drought tolerant and herbicide resistant crop.”

Bioceres Crop Solutions and Arcadia Biosciences formed Verdeca in 2012 to deploy next-generation soybean traits in all key production regions, beginning in South America and North America.

About Bioceres Crop Solutions

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com.

About Arcadia Biosciences, Inc.

Arcadia Biosciences (Nasdaq: RKDA) develops and markets high-value food ingredients and nutritional oils that help meet consumer demand for a healthier diet. Arcadia’s GoodWheat™ branded ingredients deliver health benefits to consumers and enable consumer packaged goods companies to differentiate their brands in the marketplace. The company’s portfolio of agricultural traits are being developed to enable farmers around the world to be more productive and minimize the impact of agriculture on the environment. Arcadia Specialty Genomics™ is a business unit within Arcadia Biosciences dedicated to the optimization and standardization of cannabis plant content, quality, resiliency and yield. For more information, visit www.arcadiabio.com/.

About Verdeca

Verdeca, a U.S.-based joint venture between Bioceres Crop Solutions and Arcadia Biosciences, develops and deregulates soybean varieties with next-generation agricultural technologies. Working in partnership with South American growers, Verdeca aims to provide technologies that help increase crop productivity, making more efficient and sustainable use of land and water resources. For more information visit www.verdeca.com.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, and reported results should not be considered as an indication of future performance. These risks and uncertainties include, but are not limited to: Arcadia’s, Bioceres’, Verdeca’s and their partners’ and affiliates’ ability to develop commercial products incorporating their traits, and complete the regulatory review process for such products, including obtaining approval from China; Arcadia’s and Bioceres’ compliance with laws and regulations that impact Verdeca’s business, and changes to such laws and regulations; Verdeca’s future capital requirements and ability to satisfy its capital needs; and the other risks set forth in Arcadia’s and Bioceres’ filings with the Securities and Exchange Commission from time to time, including the risks set forth in Arcadia’s Annual Report on Form 10-K for the year ended December 31, 2018, Bioceres’ Annual Report on Form 20-F for the year ended June 30, 2019, and other filings. These forward-looking statements speak only as of the date hereof, and Arcadia Biosciences, Inc. and Bioceres Crop Solutions Corp. disclaim any obligation to update these forward-looking statements.

Contacts

Bioceres Crop Solutions Corp.
Maximo Goya
+54-341-4861100
maximo.goya@biocerescrops.com

Arcadia Biosciences
Sara Geisner
+1-314-401-6846
sara@trailblaze.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: November 12, 2019